

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

July 14, 2006

<u>via U.S. mail</u>

Mark Michael Wellesley-Wood
Chief Executive Officer
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, 2195
South Africa

> **Re: DRDGOLD Limited
> Application for Qualification of Trust Indenture on
> Form T-3
> Filed June 16, 2006
> File No. 22-28811**

Dear Mr. Wellesley-Wood:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Consistent with the requirements of Form T-3, ensure that you include updated disclosure with your next amendment. In this regard, we note disclosure that will need to be updated pursuant to Items 5 and 7 of Form T-3 and the revisions that will need to be made to specifically incorporate the revised Offering Memorandum dated June 30, 2006 that was filed as an exhibit to the Form TO-I/A on June 30, 2006.

Item 3. Affiliations, page 3

2.   We refer you to Instruction 3 to Item 3 of Form T-3. Please revise your disclosure in this section to clearly delineate the relationship of the listed parties to the applicant, inclusive of the amount of ownership the applicant has in each entity. The current presentation is not clear.

Closing Comments

        As appropriate, please amend your qualification statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        Notwithstanding our comments, in the event the company requests effectiveness of the Form T-3, it should furnish a letter, at the time of such request, acknowledging that:

   ·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
   ·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
   ·   the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Mellissa Campbell Duru at (202) 551-3757 with any questions or, in her absence, Timothy Levenberg, Special Counsel at (202) 551-3707.

Sincerely,

H. Roger Schwall
Assistant Director

cc: via facsimile
        Richard Ely, Esq.
        Skadden, Arps, Slate, Meagher & Flom (UK) LLP
        011-44-20-7519-7070